UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Name of Registrant)

5 Hamelacha St, Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 18, 2025 re: TAT Technologies Ltd. Announcement of a new contract

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: August 18, 2025

FOR IMMEDIATE RELEASE

TAT Technologies Secures Three-Year Contract with an
International Airline for Boeing 777 Platform, with Revenues of
$12 Million

New MRO contract award for APU331- 500 expands TAT’s Boeing 777 presence and underscores continued growth in the APU business

CHARLOTTE, N.C., August 18, 2025 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading supplier of products and services for the commercial and military aviation industries and the ground defense industries, today announced that it has signed a contract with an international commercial carrier to provide MRO services for the GTCP331-500 Auxiliary Power Unit (APU) used on the Boeing 777 (B777) platform. The three-year contract is valued at approximately $12 million in revenue, averaging $4 million per year.

Igal Zamir, CEO of TAT, commented, “This new contract further strengthens TAT’s expanding position in the APU market. We continue to build long-term relationships with customers based on our diverse offerings and industry-leading turnaround time. Additionally, our leasing business creates compelling synergies with our MRO business, enabling deeper penetration into the half-billion-dollar APU market. The strategic agreements we signed with Honeywell continue to yield tangible revenue opportunities, including this latest award for the B777 platform.”

About TAT Technologies LTD

TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on landing gears and other aircraft components. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military. For more information, please visit www.tat-technologies.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the issuance and sale of the shares, the closing date of the transaction, and the Company's intended use of the proceeds from the sale of the Shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas, Hezbollah and Iran. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024. The forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Contact:

Eran Yunger
Director of IR
Tel: +1-980-451-1115
erany@tat-technologies.com